UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                             OSIRIS CORPORATION
                         (f/k/a Thomas Equipment, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68827T104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68827T104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Master Fund, Ltd. (In Liquidation)*
     98-0337673
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,453,707 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,453,707 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,453,707 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

CUSIP No. 68827T104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Calliope Capital Corporation
     57-1237865
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,453,707 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,453,707 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,453,707 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

CUSIP No. 68827T104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     ACIS Production Corp.
     26-0456994
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,453,707 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,453,707 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,453,707 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

CUSIP No. 68827T104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     PSource Structured Debt Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,453,707 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,453,707 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,453,707 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

CUSIP No. 68827T104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Capital Management, LLC
     13-4150669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,453,707 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,453,707 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,453,707 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

CUSIP No. 68827T104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens U.S. SPV I, LLC
     20-8903266
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,453,707 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,453,707 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,453,707 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

CUSIP No. 68827T104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens Offshore SPV II, Corp.
     26-0811267
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,453,707 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,453,707 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,453,707 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

CUSIP No. 68827T104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens Capital Management, LLC
     20-8903345
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,453,707 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,453,707 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,453,707 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

CUSIP No. 68827T104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:

     Chris Johnson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock. *
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,453,707 shares of Common Stock. *
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock. *
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                   2,453,707 shares of Common Stock. *
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,453,707 shares of Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |X|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     9.99 %
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

CUSIP No. 68827T104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:

     Russell Smith
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,453,707 shares of Common Stock. *
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock. *
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                   2,453,707 shares of Common Stock. *
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,453,707 shares of Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |X|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     9.99 %
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

CUSIP No. 68827T104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States and Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,453,707 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,453,707 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,453,707 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

CUSIP No. 68827T104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Eugene Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,453,707 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,453,707 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,453,707 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

Item 1(a).  Name of Issuer: OSIRIS CORPORATION (f/k/a Thomas Equipment, Inc.)

Item 1(b).  Address of Issuer's Principal Executive Offices:
            1818 North Farwell Avenue, Milwaukee, Wisconsin 53202

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)

            This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Calliope Capital Corporation, a Delaware Corporation, ACIS Production Corp., a Delaware corporation, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Valens Offshore SPV II, Corp., a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Chris Johnson, Russell Smith, Eugene Grin and David Grin. Calliope Capital Corporation and ACIS Production Corp. are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation). Laurus Master Fund, Ltd. (in Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The Joint Official Liquidators have discretion over the management of Laurus Master Fund, Ltd. (in Liquidation) and the disposition of its assets, including the securities owned by Laurus Master Fund, Ltd. (in Liquidation) and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to Laurus Master Fund, Ltd. (in Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Calliope Capital Corporation and ACIS Production Corp., reported in this Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (in Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented); all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. PSource Structured Debt Limited is managed by Laurus Capital Management, LLC, subject to certain preapproval rights of the board of directors of PSource Structured Debt Limited. Valens Offshore SPV II, Corp. and Valens U.S. SPV I, LLC are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the shares owned by Calliope Capital Corporation and ACIS Production Corp. (subject to the oversight and preapproval rights of the Joint Official Liquidators), PSource Structured Debt Limited, Valens U.S. SPV I, LLC, and Valens Offshore SPV II, Corp. reported in this
            Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Calliope and ACIS. Information related to each of Laurus Capital Management, LLC, Valens Offshore SPV II, Corp., PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Calliope Capital Corporation, ACIS Production Corp., Chris Johnson, Russell Smith, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 68827T104

Item 3.     Not Applicable

Item 4.     Ownership:

      (a)   Amount Beneficially Owned: 2,453,707 shares of Common Stock*

      (b)   Percent of Class: 9.99%*

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

            (ii) shared power to vote or to direct the vote: 2,453,707 shares of Common Stock*

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

            iv)   shared power to dispose or to direct the disposition of:
                  2,453,707 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------
*Based on 24,325,310 shares of the common stock, par value $0.01 per share (the "Shares") of Osiris Corporation (f/k/a Thomas Equipment, Inc.), a Delaware corporation (the "Company") issued and outstanding, as of December 31, 2008, as disclosed by the Company to the Investors (the "Last Disclosure"), which was the last disclosure by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since prior to the Last Disclosure. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), ACIS Production Corp. ("ACIS"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Calliope, ACIS, PSource, and Valens US, the "Investors") collectively held (i) a Secured Revolving Note, as amended and restated, in the aggregate principal amount of $5,612,774, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (ii) a Secured Convertible Minimum Borrowing Note, in the aggregate principal amount of $2,295,621, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (iii) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $0.125 per share, subject to certain adjustments;(iv)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (v) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option, (vi) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares, at an exercise price of $0.125 per share, subject to certain adjustments; (vii) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (viii) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (ix) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments,
(xi) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xii) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 50,625,294 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and
(xiii) 2,217,372 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope and ACIS are wholly owned subsidiaries of Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund and its subsidiaries reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope and ACIS reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007 (as amended, restated, modified and/or supplemented from time to time); all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of PSource. Valens Offshore II and Valens U.S. are each managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Calliope and ACIS (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., and Valens Offshore II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Calliope and ACIS.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 12, 2010
                                      -----------------------------------------
                                      Date

                                      LAURUS MASTER FUND, LTD. (IN LIQUIDATION)



                                      /s/ Russell Smith
                                      -----------------------------------------
                                      Russell Smith
                                      Joint Official Liquidator (for the account
                                      of Laurus Master Fund, Ltd. and with no
                                      personal liability)
                                      February 12, 2010

APPENDIX A

A.    Name:                  Laurus Capital Management, LLC, a Delaware
                             limited liability company
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware

B.    Name:                  Calliope Capital Corporation, a Delaware
                             Corporation
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware

C.    Name:                  ACIS Production Corp., a Delaware corporation
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware

D.    Name:                  PSource Structured Debt Limited, a closed ended
                             company incorporated with limited liability in
                             Guernsey
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Place of Organization: Guernsey


E.    Name:                  Valens U.S. SPV I, LLC,
                             a Delaware limited liability company

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Place of Organization: Delaware

F.    Name:                  Valens Offshore SPV II, Corp., a Delaware
                             corporation

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Place of Organization: Delaware

G.    Name:                  Valens Capital Management, LLC, a Delaware
                             limited liability company

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Place of Organization: Delaware

H.    Name:                  Eugene Grin

      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Principal of Valens Capital Management, LLC
                             Principal of Laurus Capital Management, LLC

      Citizenship:           United States

I.    Name:                  David Grin
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Principal of Valens Capital Management, LLC
                             Principal of Laurus Capital Management, LLC
      Citizenship:           United States and Israel

J.    Name:                  Chris Johnson
      Business Address:      Elizabethan Square, 80 Shedden Road, George Town,
                             Grand Cayman, Cayman Islands KY1-1104
      Principal Occupation:  Managing Director, Johnson Smith Associates Ltd.

      Citizenship:           Cayman Islands

K.    Name:                  Russell Smith
      Business Address:      Elizabethan Square, 80 Shedden Road, George Town,
                             Grand Cayman, Cayman Islands KY1-1104
      Principal Occupation:  Director, Johnson Smith Associates Ltd.

      Citizenship:           Cayman Islands

Each of Laurus Capital Management, LLC, Calliope Capital Corporation, ACIS Production Corp., PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Chris Johnson, Russell Smith, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Calliope Capital Corporation

ACIS Production Corp.

PSource Structured Debt Limited

Laurus Capital Management, LLC

By:  Laurus Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-------------------------------------------
    Eugene Grin
    Principal
    February 12, 2010

Valens U.S. SPV I, LLC

Valens Offshore SPV II, Corp

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-------------------------------------------
    Eugene Grin
    Principal
    February 12, 2010

/s/ Chris Johnson
-------------------------------------------
    Chris Johnson, on his individual behalf
    February 12, 2010

/s/ Russell Smith
-------------------------------------------
    Russell Smith, on his individual behalf
    February 12, 2010


/s/ Eugene Grin
-------------------------------------------
    Eugene Grin, on his individual behalf
    February 12, 2010

/s/ David Grin
-------------------------------------------
    David Grin, on his individual behalf
    February 12, 2010